CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83

BY AVERY DENNISON CORPORATION

SECTIONS MARKED WITH AN *** OMIT CONFIDENTIAL INFORMATION DELIVERED TO THE SEC’S DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83.

August 15, 2014

FILED VIA EDGAR; ORIGINALS SENT VIA UPS

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
Attention:  Ethan Horowitz

Branch Chief

Re:                          Avery Dennison Corporation
Form 10-K for Fiscal Year Ended December 28, 2013
Filed February 26, 2014
File No. 001-07685

Ladies and Gentlemen:

We are providing our response to the follow-up comment contained in the July 15, 2014 letter (the “Comment Letter”) from the staff of the Commission (the “Staff”) to Mitchell R. Butier, Senior Vice President and Chief Financial Officer of Avery Dennison Corporation (the “Company,” “we” or “us”).  For your convenience, we have set forth each part of the Staff’s comment contained in the Comment Letter, followed by our response.

By way of background, in mid-2012, the Company began implementing changes to its organizational structure.  These changes resulted in the formation of three distinct business groups — Pressure-Sensitive Materials (PSM), Retail Branding and Information Solutions (RBIS) and Vancive Medical Technologies (Vancive) – the leader for each of which reports to our Chief Executive Officer.  For 2013, these groups were charged with achieving targets for financial metrics used internally to measure performance and their leaders were provided with short- and long-term incentives to reward them primarily for the results of their business group and secondarily for the results of the company as a whole.  We changed our segment reporting for 2013 to align with and reflect this reorganized structure and appreciate the opportunity to provide clarity on the processes that supported that decision.

Securities and Exchange Commission

Division of Corporate Finance

Attn:  Ethan Horowitz, Branch Chief

August 15, 2014

Form 10-K for Fiscal Year Ended December 28, 2013

Notes to Consolidated Financial Statements

Note 13 – Segment Information, page 58

1.            We note your response to comment 4 in our letter dated May 7, 2014. Please provide us with the following information with regard to your operating structure:

•                 Tell us about the factors you considered in identifying your Chief Executive Officer as your chief operating decision maker (“CODM”);

In consideration of ASC 280-10-50-5, our chief operating decision maker (CODM) determination was based on the operational and reporting protocols of the Company which reflect that our Chief Executive Officer, Dean Scarborough, has ultimate responsibility for allocating Company resources to our operating segments and assessing the performance of the segments and the Company as a whole.  As part of his role in overseeing the Company’s direction, he establishes performance targets to advance the Company’s long-term strategy and increase stockholder value, allocates capital to the Company’s operating segments to achieve those targets, develops compensation programs to incent segment leaders to achieve those targets, and analyzes key performance metrics to track Company and segment progress.

•                 Provide a copy of your organization chart which identifies the positions, roles, or functions that report directly to your CODM;

The following senior officers of the Company report directly to our CODM:

-                   Donald Nolan, President, Materials Group (segment manager for the PSM segment responsible for executing the segment’s strategy and managing its day-to-day operations, including sales, marketing, supply chain, research and development, and innovation);

-                   Shawn Neville, President, RBIS (segment manager for the RBIS segment responsible for executing the segment’s strategy and managing its day-to-day operations, including sales, marketing, supply chain, research and development, and innovation);

-                   Howard Kelly, Vice President and General Manager, Vancive (segment manager for the Vancive segment responsible for executing the segment’s strategy and managing its day-to-day operations, including sales, marketing, supply chain, research and development, and innovation);

-                   Mitchell Butier, Senior Vice President & Chief Financial Officer (responsible for the Company’s finance functions, including financial reporting, investor relations, financial planning and analysis, tax and treasury);

Securities and Exchange Commission

Division of Corporate Finance

Attn:  Ethan Horowitz, Branch Chief

August 15, 2014

-                   Richard Hoffman, Senior Vice President & Chief Information Officer (responsible for the Company’s information technology (IT) functions, including enterprise-wide IT strategy development, oversight of global IT application systems, and development of annual IT plan and budget);

-                   Anne Hill, Senior Vice President, Chief Human Resources & Communications Officer (responsible for the Company’s human resources and communications functions, including leadership and organization development, performance management programs, training, compensation and benefits, staffing, employee relations, affirmative action/diversity, and communications); and

-                   Susan Miller, Senior Vice President, General Counsel & Secretary (responsible for the Company’s legal function, including corporate policies, mergers, acquisitions and divestitures’ support, intellectual property,  corporate governance, values and ethics, risk management and the corporate secretarial function).

Attached as Exhibit A is an organizational chart reflecting our CODM and his direct reports.

•                 Explain in greater detail the responsibilities of the segment managers identified in your prior response and tell us about the manner in which they typically interact with your CODM;

Our CODM establishes and monitors performance targets and incentive plan metrics for the Company and its operating segments.  In addition to the segment managers’ responsibilities described in the previous section, each of the segment managers is accountable for establishing performance targets and allocating capital for the geographic locations and product lines within their respective operating segment, as well as setting incentive targets for the managers within the segment.  At monthly team meetings our CODM holds with his direct reports (and on an ad hoc basis between meetings), our segment managers discuss segment operational issues with our CODM, including ad-hoc information below the segment level (i.e., geographic location or product line) to assist in his decision-making process with respect to resource allocation to the operating segments and give him background information to explain the drivers of segment performance.

•                 Describe the process through which your CODM reviews performance and makes decisions about the allocation of resources and provide us with a copy of the reports or information used in connection with these functions for the fiscal year ended December 28, 2013.

Process for Allocation of Resources

Our CODM’s decision-making process related to the allocation of resources includes the consideration of spending budgets for fixed capital and software; headcount and other operating expense-related investments driven primarily by the needs of the operating segments; funding of

Securities and Exchange Commission

Division of Corporate Finance

Attn:  Ethan Horowitz, Branch Chief

August 15, 2014

acquisitions; and uses of cash for dividends or share repurchases.  This process begins with establishing long-term financial targets for the operating segments and the Company as a whole, which are aligned upon with the Board of Directors and communicated periodically to shareholders.  The Company’s long-term financial targets are communicated publicly and include five-year targets for five financial metrics (organic sales growth; operating margin; adjusted earnings per share (EPS) growth; return on total capital (ROTC); and net debt-to-EBITDA) for the Company as a whole, as well as five-year targets for two financial metrics (organic sales growth and EBIT margin) for each operating segment.  Our CODM neither sets nor communicates long-term financial targets at any level below the operating segment level.

The Company’s external targets become the basis for our CODM to establish internal targets for both short-term (annual) and long-term (three-year) management incentive compensation.  The Company currently uses three-year cumulative economic value added (EVA) as its only long-term financial metric at the operating segment level for management incentive purposes.  Embedded in this metric are assumptions related to capital expenditures and other investments that will be allocated to the segments based on the Company’s long-term strategic plan determined by our CODM.

Our CODM establishes annual operating plan (AOP) targets and annual incentive plan (AIP) targets in line with the long-term targets referenced above.  Our CODM reviews and approves annual operating plans and incentive plan targets at the operating segment level only.  Each of the three segment managers is responsible for further allocating the annual operating plan and incentive plan targets to geographic location and product line managers within their respective segments.

Process for Review of Performance

The method our CODM uses to regularly review the short-term performance of our segments is through analysis and discussion of key performance metrics and financial information.  Our CODM receives a monthly flash report with a “CEO Summary” (a copy of the CEO Summary for the fiscal year ended December 28, 2013 is attached as Exhibit B) containing current period actual, forecast, plan and comparable prior year actual financial information for each of the three segments and the Company as a whole. Our CODM reviews the performance of each segment by comparing the segment’s current period results (net sales and EBIT) with AOP targets, the most recent quarterly forecast, and the prior year to assess how segment results impacted the Company’s overall results.  Since the CEO Summary does not contain any commentary or other insights, our CODM has monthly team meetings and informal discussions with his direct reports to better understand the reasons for and sources of variances between results relative to the AOP, forecast and prior year.

In addition to his discussions with segment managers, our CODM receives, within the monthly flash report, a summary of additional financial information about operating segment performance

Securities and Exchange Commission

Division of Corporate Finance

Attn:  Ethan Horowitz, Branch Chief

August 15, 2014

that is used by our Chief Financial Officer, the “CFO Summary.”  This report is not regularly reviewed by the CODM for allocating resources or assessing performance.  In addition, the CODM has access and may periodically refer to information regularly reviewed by our segment managers and functional leaders to help him better understand variances and key drivers impacting results.

Securities and Exchange Commission

Division of Corporate Finance

Attn:  Ethan Horowitz, Branch Chief

August 15, 2014

We appreciate the opportunity to respond to your comments.  If you have any questions or require additional information regarding our responses, please do not hesitate to contact Joshua Dean of Bingham McCutchen at (714) 830-0617 or the undersigned at (626) 304-2064.

Sincerely,

/s/ Lori J. Bondar
Lori J. Bondar
Vice President, Controller and
Chief Accounting Officer

cc:                  Dean A. Scarborough

Mitchell R. Butier

Susan C. Miller

Joshua Dean, Bingham McCutchen LLP

Exhibit A

Organizational Chart

See attached.

Avery Dennison CODM Organization Chart R. Shawn Neville President, Retail Branding &  Information Solutions Donald A. Nolan President, Materials Group Mitchell R. Butier Senior Vice President & Chief Financial Officer Howard Kelly VP & GM, Vancive Medical  Technologies Richard  W. Hoffman Senior Vice President & Chief Information Officer Anne Hill Senior Vice President,  Chief Human Resources  &  Communications Officer  Susan  C. Miller Senior Vice President,   General Counsel & Secretary   Dean A. Scarborough Chairman,  President & CEO Exhibit A

Exhibit B

CEO Summary

See attached.

CEO Summary

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